Exhibit 1

NEWS For Immediate Release Agrium signs agreement to acquire ownership of Astaris assets at Conda, Idaho	03-011
Date: October 8, 2003

Contact:
Investor/Media Relations:
Bill McClung
Phone   (403) 225-7491
Richard Downey
Phone   (403) 589-2995
Fax        (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) — Agrium Inc. announced today that its subsidiary, Nu-West Industries Inc. (“Nu-West”) has signed a Memorandum of Understanding (“MOU”) with Astaris Production LLC (“Astaris”) to acquire ownership of certain Astaris assets and liabilities related to Astaris’s decision to cease production of purified phosphoric acid at Agrium’s Conda, Idaho phosphate operation. The MOU does not contemplate a cash payment by Agrium. The transaction is subject to the execution of a formal agreement, expected to be completed within 30 days. The future operating profitability of Agrium’s Conda Phosphate Operation is not expected to be materially impacted by this transaction.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.